FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Annual Financial Report dated 19 February 2021

Exhibit No. 1

NatWest Markets Plc 19 February 2021
Annual Report and Accounts 2020

A copy of the Annual Report and Accounts 2020 for NatWest Markets Plc has been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The document will be available on NatWest Group plc's website at https://investors.natwestgroup.com/reports-archive

For further information, please contact: Media Relations
+44 (0) 131 523 4205

Investor relations Amanda Hausler NatWest Markets Plc Investor Relations
+44 (0) 207 085 6448

For the purpose of compliance with the Disclosure Guidance and Transparency Rules, this announcement also contains risk factors extracted from the Annual Report and Accounts 2020 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2020.

Principal Risks and Uncertainties
Set out below are certain risk factors that could adversely affect NWM Group's future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities in issue. These risk factors are broadly categorised and should be read in conjunction with other sections of this annual report, including the forward-looking statements section, the strategic report and the risk and capital management section. They should not be regarded as a complete and comprehensive statement on its own of all potential risks and uncertainties facing NWM Group. The current COVID-19 pandemic may exacerbate any of the risks described below.

Risks relating to the COVID-19 pandemic
The effects of the COVID-19 pandemic on the UK, global economies and financial markets and NWM Group's customers, as well as its competitive environment may continue to have a material adverse effect on NWM Group's business, results of operations and outlook.
In March 2020, the World Health Organization declared the spread of the COVID-19 virus a pandemic. Since then, many countries, including the UK (NatWest Group's most significant market) have at times imposed strict social distancing measures, restrictions on non-essential activities and travel quarantines, in an attempt to slow the spread and reduce the impact of the COVID-19 pandemic.

The UK economy, as well as most countries, went into recession in 2020 as measures were introduced to reduce the spread of the virus. UK economic output fell again in November 2020, according to estimates from the Office for National Statistics, as many restrictions were re-introduced towards the end of 2020 and at the start of 2021. The COVID-19 pandemic has caused significant reductions in levels of personal and commercial activity, reductions in consumer spending, increased levels of corporate debt and, for some customers, personal debt, increased unemployment and significant market volatility in asset prices, interest rates and foreign exchange rates. It has also caused physical disruption and slow-down to global supply chains and working practices, all of which have affected NWM Group's customers.

Further waves of infection may result in further restrictions in affected countries and regions. While vaccine treatment is currently being deployed, the pace of deployment and ultimate effectiveness is uncertain, and vaccines may fail to achieve immunisation that is significant within the population. Therefore, significant uncertainties remain as to how long the COVID-19 pandemic will last. Even when restrictions are relaxed, they may be re-imposed, sometimes at short notice if either immunisation is insufficient or new strains of the COVID-19 virus or other diseases develop into new epidemics or pandemics.

Significant uncertainties continue as to the extent of the economic contraction and the path and length of time required to achieve economic recovery.

In response to the COVID-19 pandemic, central banks, governments, regulators and legislatures in the UK and elsewhere have announced historic levels of support and various schemes for impacted businesses and individuals, including forms of financial assistance and legal and regulatory initiatives, including further reductions in interest rates. Whether or not these measures effectively mitigate the negative impacts of the COVID-19 pandemic on NWM Group, some of these measures, or further measures, such as negative interest rates, may also have a material adverse effect on NWM Group's business and performance. It is uncertain as to how long such financial assistance and legal and regulatory initiatives may last, how they may evolve in the future or how consumers and businesses may react to such initiatives. NWM Group's clients may be negatively impacted when such support schemes are scaled back and ultimately ended, which in turn could expose NWM Group to increased credit and counterparty risk. In addition, the COVID-19 pandemic related uncertainties and the range of prudential regulatory support has made reliance on analytical models, planning and forecasting for NWM Group more complex and may result in uncertainty impacting the risk profile of NWM Group and/or that of the wider banking industry. The medium and long-term implications of the COVID-19 pandemic for NWM Group customers, and the UK and global economies and financial markets remain uncertain and may continue to have a material adverse effect on NWM Group's business, results of operations and outlook.

The adverse impact of the COVID-19 pandemic on the credit quality of NWM Group's counterparties has increased NWM Group's exposure to counterparty risk, which may adversely affect its business, results of operations and outlook.
The effects of the COVID-19 pandemic have adversely affected the credit quality of many of NWM Group's borrowers and other counterparties. As a result, NWM Group experienced (and may continue to experience) elevated exposure to credit risk and demands on its funding from, for example, customers and borrowers drawing down upon committed credit facilities.  If borrowers or counterparties default or suffer deterioration in credit, this increases impairment charges, credit reserves, write-downs and regulatory expected loss. An increase in drawings upon committed credit facilities may also increase NWM Plc's and/or its subsidiaries' RWAs. If the NWM Group experiences losses and a reduction in future profitability, this is likely to affect the recoverable value of fixed assets, including deferred taxes, which may lead to further write-downs and, in turn, have a material adverse effect on NWM Group's business, results of operations and outlook.

NWM Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Going forward, NWM Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in defaults, which is mitigated by those economic assumption scenarios being reflected in the Stage 2 ECL across portfolios, along with a combination of post model overlays in both wholesale and retail portfolios reflecting the uncertainty of credit outcomes. See also, 'Risk and capital management - Credit Risk'. A credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgments used in the MES and ECL assessment at 31 December 2020 may not prove to be adequate resulting in incremental ECL provisions for the NWM Group. As government support schemes reduce, defaults are expected to rise with more ECLs cases moving from Stage 2 to Stage 3.

Any of the above could have a material adverse effect on NWM Group's business, results of operations and outlook.

The COVID-19 pandemic may adversely affect NWM Group's strategy and impair its ability to meet its targets and to achieve its strategic objectives.
In February 2020, NatWest Group outlined a Purpose-led Strategy, which requires changes in the NWM Group's business, including reductions in capital allocated to NWM Plc or its subsidiaries, its cost base and complexity. As part of the NWM Refocusing, the NWM Group has been setting a number of financial, capital and operational targets and expectations. The sudden and profound economic and social impact of the COVID-19 pandemic, and the revised economic outlook challenge many of the fundamental assumptions behind its targets, especially on impairment levels and the impact of IFRS9, RWA reductions, loan growth and cost reductions, such that the relevant targets and expectations may no longer be achievable as planned and/or on the timelines projected, or at all. For example, the COVID-19 pandemic caused significant market volatility, which temporarily increased NWM Group's market risk and has caused RWA inflation, which may increase in the future.

Whilst NWM Group, as part of NatWest Group, remains committed to its cost reduction targets, achieving the planned reductions in an environment affected by the COVID-19 pandemic will be more challenging and may require additional savings to be made in a manner that may increase certain operational risks and could impact productivity and competitiveness within NWM Group and which may have a material adverse effect on NWM Group's business, results of operations and outlook.

It is uncertain as to how the broader macroeconomic business environment and societal norms may be impacted by the COVID-19 pandemic, which is already resulting in several significant wider societal changes. For example, one of the most visible effects of the COVID-19 pandemic has been the impact on the most vulnerable groups of society and concerns about systemic racial biases and social inequalities.

In addition, the COVID-19 pandemic has accelerated existing economic trends that may radically change the way businesses are run and people live their lives. These trends include digitalisation, decarbonisation, automation, e-commerce and agile working, each of which has resulted in significant market volatility in asset prices. There is also increasing investor, regulatory and customer scrutiny regarding how businesses address these changes and related climate, environmental, social, governance and other sustainability issues including workplace health, safety and wellbeing, diversity and inclusion, data privacy, workforce management, human rights and supply chain management. Any failure or delay by NWM Group to adopt its business strategy and to establish and maintain effective governance, procedures, systems and controls in response to these changes and to manage emerging climate, environmental, social and other sustainability-related risks and opportunities may have a material adverse effect on NWM Group's reputation, business, results of operations and outlook and the value of NWM Group's securities. See also, 'Any failure by NWM Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NWM Group's ability to manage climate-related risks' and 'A failure to adapt NWM Group's business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NWM Group's reputation, business, results of operations and outlook'.

The COVID-19 pandemic may also result in unexpected developments or changes in financial markets, the fiscal, tax and regulatory frameworks and consumer customer and corporate client behaviour, which could intensify competition in the financial services industry. If NWM Group is not able to adapt or compete effectively, it could experience loss of business, which in turn could adversely affect its business, results of operations and outlook.

The COVID-19 pandemic has heightened NWM Group's operational risks as many of its employees are working remotely which may also adversely affect NWM Group's ability to maintain effective internal controls.
Due to the COVID-19 pandemic, as at 31 January 2021, many of NWM Group's employees continue to work remotely. This has increased reliance on NWM Group's IT systems that enable remote working and increased exposure to fraud, conduct, operational and other risks and may place additional pressure on NWM Group's ability to maintain effective internal controls and governance frameworks. The IT systems that enable remote working interface with third-party systems, and NWM Group could experience service denials or disruptions if such systems exceed capacity or if a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations. See also, 'NWM Group's operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NWM Group'.

Sustained periods of remote working may also negatively affect workplace morale. Whilst NWM Group has taken measures seeking to maintain the health, wellbeing and safety of its employees during the COVID-19 pandemic, these measures may be ineffective and could result in increased expenses and widespread illness could negatively affect staffing within certain functions, businesses or geographies. Certain areas of NWM Group also continue to experience workloads that are heavier than usual as a result of increased client requirements, or other related direct and indirect effects. Resources have been diverted from certain ordinary course activities, and regulatory and other change projects, including the implementation of NWM Refocusing, which may have implications for the execution of related deliverables and meeting regulatory and other deadlines. Operational difficulties as a result of the COVID-19 pandemic, which may affect NWM Group's external stakeholders (including clients), may result in challenges in managing daily cash and liquidity. As a result of the COVID-19 pandemic, compliance and conduct risk may also be heightened both as a result of internal and external factors. The economic impact of the COVID-19 pandemic may also necessitate changes in the remuneration of NWM Group employees, in particular at a senior level. For example, in March 2020 the PRA requested that bank boards in response to the COVID-19 pandemic should consider taking appropriate actions with regard to the accrual, payment and vesting of variable remuneration. Any of the above could impair NWM Group's ability to hire, retain and engage well-qualified employees, especially at a senior level, which in turn may adversely impact NWM Group's ability to serve its clients efficiently, and impact productivity across NWM Group. This could have a material adverse effect on NWM Group's reputation and competitive position and its ability to grow its business.

Any of the above could have a material adverse effect on NWM Group's business, results of operations and outlook.

The effects of the COVID-19 pandemic could affect NWM Group's ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements.
Depending on the severity and duration of market volatility resulting from COVID-19 pandemic related uncertainties and the impact on capital and RWAs, NWM Group may be required to adapt its funding plan in order to satisfy its capital and funding requirements, which may have a material adverse effect on NWM Group. In addition, impairments or other losses as well as increases to capital deductions may result in a decrease to NWM Plc's capital base, and/or that of its subsidiaries. If NatWest Group plc is unable to issue securities externally as planned as a result of the COVID-19 pandemic, this may have a negative impact on NWM Plc's current and forecasted MREL position, particularly if NatWest Group plc is unable to downstream capital and/or funding to NWM Plc. In response to the COVID-19 pandemic, there have been relaxations on certain countercyclical buffer requirements and stress tests, as well as the calculation of RWAs and leverage, which may be reinstated in the future.

Furthermore, significant fluctuation in foreign currency exchange rates may affect capital deployed in NWM Plc's foreign subsidiaries, branches and joint arrangements, securities issued by NWM Plc and/or its subsidiaries in foreign currencies or the respective values of assets, liabilities, income, RWAs, capital base, expenses and reported earnings.

In addition, increased income as a result of higher levels of customer flow activity and balance sheet growth (as a result of increases in corporate deposits and derivative valuations) may not be sustained in the future. Furthermore, market volatility may result in increases to leverage exposure.

Any downgrading to the credit ratings and/or outlooks assigned to NatWest Group plc, NWM Plc or certain other NatWest Group entities and their respective debt securities as a result of the economic impact of the COVID-19 pandemic could exacerbate funding and liquidity risk, and further changes may be possible and are uncertain in nature, which could have a material adverse effect on NWM Group's business, results of operations and outlook.

Strategic risk
NatWest Group is in the process of implementing its Purpose-led Strategy, which requires changes in NWM Group's business and strategy, and entails material execution, commercial and operational risks for NWM Group.
In February 2020, NatWest Group announced a new strategy, focused on becoming a Purpose-led business designed to champion potential, and to help individuals, families and businesses to thrive.  NatWest Group aims to deliver this strategy, referred to as its 'Purpose-led Strategy', through: (i) four strategic priorities: 'supporting customers at every stage of their lives;' 'powered by innovation and partnerships;' 'simple to deal with'; and 'sharpened capital allocation;' and (ii) three areas of focus: climate change, enterprise and learning.  This strategy requires changes in NWM Group's business, including an increased focus on serving NatWest Group's corporate and institutional customer base. NWM Group intends to achieve this by simplifying its operating model and technology platform, as well as reducing its cost base and capital requirements. Together, these initiatives are referred to as the 'NWM Refocusing'. The implementation of the Purpose-led Strategy is highly complex, and the changes required for both the Purpose-led Strategy and the NWM Refocusing are substantial, will be implemented over several years, and may not result in the expected outcome within the timeline and in the manner contemplated.

As part of its Purpose-led Strategy, NatWest Group has set a number of financial, capital and operational targets and expectations, both for the short term and throughout the implementation period. In addition to the NWM Refocusing, NatWest Group will require significant reductions to its wider cost base. In addition to requiring additional cost reductions within NWM Group, this could affect the cost and scope of NatWest Group's provision of services to NWM Group, which individually and collectively may impact NWM Group's competitive position and its ability to meet its other targets.

A part of the NWM Refocusing is the intended reduction in NWM Plc's level of RWAs through accelerating the exit of exposures and an optimisation of inefficient capital across NWM Group.  The NWM Refocusing entails significant commercial, operational, legal and execution risks and is based on certain material assumptions that may prove to be incorrect should, for example, RWAs take longer to exit or are more costly to reduce than anticipated or not possible to exit at all. In addition, it is anticipated that NWM Group will generate operating losses over the course of the transition plan period and therefore NWM Group's capital levels will also decline. Moreover, it is anticipated that NWM Plc's capital ratios will be maintained, as the level of RWAs is anticipated to fall more quickly than capital levels. However, capital levels could decline at a faster pace than expected (with a corresponding effect on the capital ratios), should RWA exit costs or operating costs be higher than anticipated, revenues reduce relatively faster than costs as a result of execution issues or market conditions, or if NWM Plc and/or NWM N.V. have difficulties accessing the funding market on acceptable terms or at all (including if the legal entity credit ratings are negatively impacted). Should any of the above arise, additional management actions by NWM Group or NatWest Group may be triggered. The implementation of the NWM Refocusing is also expected to result in material costs for NWM Group and could be materially higher than anticipated, including due to material uncertainties and factors outside of NWM Group's control, or could be phased or could progress in a manner other than currently expected.

The NWM Refocusing is highly complex and NWM Group may not be able to successfully implement all aspects of it or reach any or all of the related targets or expectations within the timeframes contemplated, or at all. More generally, the targets and expectations that accompany the NWM Refocusing are based on management plans, projections and models, and are subject to a number of key assumptions and judgments, any of which may prove to be inaccurate. The scale and scope of the intended changes present material and increased operational, IT system, culture, conduct, business and financial risks to NWM Group, especially during the planning and implementation period. The NWM Refocusing may also create increased people risk through the loss of key staff, the recalibration of roles and loss of institutional knowledge. This, combined with the prolonged COVID-19 pandemic, may impact NWM Group's culture and morale. The NWM Refocusing is resource-intensive and disruptive, and will divert management resources, adding to the challenge for the new senior management team of NWM Group. In addition, the scale of changes being concurrently implemented will require the implementation and application of robust governance and controls frameworks and robust IT systems. There is a risk that NWM Group may not be successful in doing so.

The focus on meeting cost reduction targets requires head-count reductions and may also result in limited investment in other areas which could affect NWM Group's long-term prospects, product offering or competitive position and its ability to meet its other targets and commitments. A significant proportion of the cost savings are dependent on simplification of the IT systems and therefore may not be realised in full if IT capabilities are not delivered in line with assumptions. These risks will be present throughout the period of refocusing and alignment, which is expected to last for the medium term.

Each of these risks could jeopardise the delivery and implementation of the NWM Refocusing, result in higher than expected costs, impact NWM Group's products and services offering or office locations, reputation with customers or business model and adversely impact NWM Group's ability to deliver its strategy and meet its targets and guidance, any of which could in turn have a material adverse impact on NWM Group's business, results of operations and outlook. The NWM Refocusing envisages a smaller scaled business and its successful implementation is expected to result in substantially lower revenues.

As a result, there can be no certainty that the NWM Refocusing will be successfully executed, that NWM Group will meet targets and expectations, or that the refocused NWM Group will be a viable, competitive business aligned to NatWest Group's corporate and institutional customer offering.

NWM Group may not be able to successfully implement the NWM Refocusing and it may not achieve its targets and NWM Group may not ultimately result in a viable, competitive business.
As part of the NWM Refocusing, NWM Group has set a number of financial, capital and operational targets and expectations. These include (but are not limited to) expectations relating to reductions in RWAs and the timing thereof, and CET1 ratio.

The implementation of the NWM Refocusing is currently underway, but is highly complex and NWM Group's ability to meet associated targets and expectations is subject to various internal and external factors and risks. These include, but are not limited to, market, regulatory, economic and political uncertainties, operational risks, insufficient cost reduction plans, risks relating to NatWest Group's and NWM Group's business models and strategies and delays or difficulties in implementing the NWM Refocusing. The successful implementation of the NWM Refocusing also depends on how the NWM Refocusing is perceived by its customers, regulators, rating agencies, stakeholders and the wider market, how that impacts its business, and NWM Group's ability to retain employees required to deliver the transition and its go-forward strategic priorities.

Revenues will be negatively impacted, and the implementation may be more difficult or expensive than expected. Costs relating to the NWM Refocusing may also be higher than anticipated. The orderly run-down of certain of its portfolios and the targeted reduction of its RWAs will be accompanied by the recognition of disposal losses, which may be higher than anticipated, including due to future stresses which may place NWM Plc's capital ratios under pressure. Furthermore, regulatory pressures or changes in the economic and political and regulatory environment in which NWM Group operates or regulatory uncertainty or economic volatility, including (but not limited to) as a result of the effects of the COVID-19 pandemic and continued uncertainty surrounding the terms of the UK's future trading arrangements with the EU or changes in the scale and timing of policy responses on climate change, may require NWM Group to adjust aspects of the NWM Refocusing or the timeframe for its implementation.

NWM Group's ability to serve its customers may be diminished by the implementation of the NWM Refocusing. In addition, customer reactions to the changed nature of NWM Group's business model may be more adverse than expected and previously anticipated revenue and profitability levels may not be achieved in the timescale envisaged or at all. An adverse macroeconomic environment, including due to the COVID-19 pandemic, sustained low interest rates, continued political and regulatory uncertainty and/or strong market competition may also pose significant challenges to the successful implementation of the NWM Refocusing and the achievement of its targets. The prolonged period of implementation and changed nature of NWM Group's business may also adversely affect the credit rating assigned to NWM Plc and certain of its subsidiaries (including NWM N.V.) or any of their respective debt securities, which could adversely affect the availability and cost of funding for NWM Group and negatively impact NWM Group's liquidity position.

Should NWM Group not be able to implement or execute the NWM Refocusing as contemplated, it may negatively impact revenues for NWM Group, its ability to meet targets and expectations and could lead to revisions to the NWM Refocusing strategy, including management actions by NatWest Group. Such changes and revisions could have an adverse effect on NWM Group and may affect its ability to be a viable and competitive business.

Economic and political risk
NWM Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets.
NatWest Group faces political uncertainty in Scotland as a result of a possible second Scottish independence referendum. Independence may impact NWM Group with NatWest Group plc and other NatWest Group entities (including NWM Plc) being incorporated and/or headquartered in Scotland. Any changes to Scotland's relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which NatWest Group and its subsidiaries operate, and may require further changes to NatWest Group (including NWM Group's structure), independently or in conjunction with other mandatory or strategic structural and organisational changes which could adversely impact NWM Group.

The value of NWM Group's financial instruments may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of NWM Group's financial instruments, particularly during periods of market displacement. This could cause a decline in the value of NWM Group's financial instruments. This may have an adverse effect on NWM Group's results of operations in future periods, or cause inaccurate carrying values for certain financial instruments. Similarly, NWM Group trades a considerable amount of financial instruments (including derivatives) and volatile market conditions could result in a significant decline in NWM Group's net trading income or result in a trading loss.

In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these extreme conditions, hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing NWM Group's counterparty risk. NWM Group's risk management and monitoring processes seek to quantify and mitigate NWM Group's exposure to more extreme market moves. However, severe market events have historically been difficult to predict and NWM Group could realise significant losses if extreme market events were to occur.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: the COVID-19 pandemic, resulting societal inequalities and changes, trade barriers and the increased possibility and/or continuation of trade wars, widespread political instability (including as a result of populism and nationalism, which may lead to protectionist policies), an extended period of low inflation and low (or negative) interest rates, climate, environmental, social and other sustainability-related risks and global regional variations in the impact and responses to these factors. These conditions could be worsened by a number of factors including macro-economic deterioration, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the ageing demographics of the populations in the markets that NWM Group serves, increasing inequalities, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could adversely impact NWM Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and NWM Group's clients and their banking needs).

In addition, NWM Group is exposed to risks arising out of geopolitical events or political developments, such as exchange controls, and other measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises (including the current COVID-19 pandemic and any future epidemics or pandemics), state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of NWM Group, including as a result of the indirect effect on regional or global trade and/or NWM Group's customers.

Continuing uncertainty regarding the effects of the UK's withdrawal from the European Union may continue to adversely affect NWM Group and its operating environment.
After the 2016 EU Referendum, the UK ceased to be a member of the EU and the European Economic Area ('EEA') on 31 January 2020 ('Brexit'). The 2020 EU-UK Trade and Cooperation Agreement ('TCA') ended the transition period on 31 December 2020 and provides for free trade between the UK and EU with zero tariffs and quotas on all goods that comply with the appropriate rules of origin, with minimal coverage, however, for financial services; UK-incorporated financial services providers no longer have EU passporting rights and there is no mutual recognition regime. Financial services may largely be subject to individual equivalence decisions by relevant regulators. A number of temporary equivalence decisions have been made that cover all services offered by NWM Group. The EU's equivalence regime does not cover most lending and deposit taking, and determinations in respect of third countries have not, to date, covered the provision of investment services. In addition, equivalence determinations do not guarantee permanent access rights and can be withdrawn with short notice. The TCA is accompanied by a Joint Declaration on financial services, which sets out an intention for the EU and UK to cooperate on matters of financial regulation and to agree a Memorandum of Understanding by March 2021. There is no certainty, however, as to the form, scope and timing of any such Memorandum of Understanding.

NatWest Group has engaged in significant and costly Brexit planning and contingency planning. NatWest Group continues to monitor regulatory developments, and NatWest Group continues to seek advice on any transitional regimes being introduced by individual EU countries. It is updating its operating model accordingly. NatWest Group also continues to assess where NatWest Group companies can obtain bilateral regulatory permissions to permit business to continue from its UK entities, transferring what cannot be continued to be rendered from the UK to an EEA subsidiary. Where such regulatory permissions are temporary or are withdrawn, a different approach may need to be taken or may result in a change in operating model or some business being ceased. Not all NatWest Group entities have applied for bilateral regulatory permissions and instead intend to move EEA business to an EEA licenced subsidiary. There is a risk that such EEA licences may not be granted, and where these permissions are not obtained, further changes to NatWest Group's operating model may be required or some business may need to be ceased. In addition, failure to obtain regulatory permissions in one part of NatWest Group may impact other parts of NatWest Group adversely. Certain permissions are required in order to maintain the ability to clear euro payments and others will allow NatWest Group to continue to serve non-UK EEA customers. Furthermore, transferring business to an EEA based subsidiary is a complex exercise and involves legal, regulatory and executional risks, and could result in a loss of business, customers or greater than expected costs. The changes to NatWest Group's operating model have been costly and further changes to its business operations, product offering and customer engagement could result in further costs. Any of the above could, in turn, negatively impact NWM Group.

NatWest Group previously announced that it had transferred the client relationship coverage of its Western European corporate portfolio to NWM Group. This was accompanied by the transfer of certain term funding and revolving credit facilities from NWB Plc to NWM Group. In light of NatWest Group's most recent Brexit planning and consistent with NatWest Group and NWM Group's strategies, NWM Group currently expects that certain parts of NatWest Group's Western European corporate portfolio may remain in NatWest Holdings Group and not be transferred to NWM Group. In addition, some or all of this portfolio already held in NWM Group may be transferred back to NatWest Holdings Group. The timing and quantum of any such transfers is uncertain and NWM Group can give no assurance as to the full impact of such transactions on its go-forward results of operations. As a result, NWM Group's business, results of operations and outlook could be adversely affected.

The effects of the UK's exit from the EU and the EEA are expected to continue to affect many aspects of NWM Group's business and operating environment, including as described elsewhere in these risk factors, and may be material and/or cause a near-term impact on impairments.

The long-term effects of Brexit on NWM Group's operating environment are difficult to predict. They may be impacted by wider global macro-economic trends and events, particularly COVID-19 pandemic related uncertainties, which may significantly impact NWM Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. They may exacerbate the economic impacts of the COVID-19 pandemic on the UK, the Republic of Ireland ('ROI') and the rest of EU/EEA.

Significant uncertainty remains as to the extent to which EU/EEA laws will diverge from UK law (including bank regulation), whether and what equivalence determinations will be made by the various regulators and therefore what respective legal and regulatory arrangements will be, under which NWM Group and its subsidiaries will operate. The legal and political uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant adverse impact on NWM Group's businesses and non-UK operations and/or legal entity structure, including attendant operating, compliance and restructuring costs, level of impairments, capital requirements, regulatory environment and tax implications and as a result may adversely impact NWM Group's profitability, competitive position, business model and product offering.

Changes in interest rates have affected and will continue to affect NWM Group's business and results.
Interest rate risk exists for NWM Group. Monetary policy has been accommodative in recent years including initiatives implemented by the Bank of England and HM Treasury, which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, there remains considerable uncertainty as to the future direction of interest rates and pace of change (as set by the Bank of England and other major central banks) including as a result of COVID-19 pandemic and its effect on the UK economy as well as the general UK political or economic climate.  Further decreases in interest rates and/or continued sustained low or negative interest rates would be expected to continue to put further pressure on NWM Group's interest income and profitability.  Zero or negative interest rates will require investment spend to implement a strategic solution to allow a potential pass-through of those interest rates in certain systems to relevant customer segments.

Conversely, while increases in interest rates may support NWM Group interest income, sharp increases in interest rates could have macroeconomic effects that lead to adverse outcomes for the business. For example, they could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence and higher levels of unemployment or underemployment, all of which could adversely affect the business and performance of NWM Group.

Changes in foreign currency exchange rates may affect NWM Group's results and financial position.
Decisions of major central banks (including the Bank of England, the European Central Bank and the US Federal Reserve) and political or market events which are outside NWM Group's control, may lead to sharp and sudden variations in foreign exchange rates.

As part of NatWest Group's strategy, NWM Group has become the markets business for NatWest Group, and is engaged principally in providing financing, risk management and trading solutions to global customers across Europe, the USA and Asia. NWM Group entities issue instruments in foreign currencies that assist in meeting their respective capital and/or MREL requirements. In addition, NWM Plc's acquisition of NWM N.V. from NatWest Group increased NWM Group's exposure to euro movements. NWM N.V. holds a significant loan portfolio denominated in euros (see also, 'Risk and capital management - Credit Risk'). In its day-to-day operations, NWM Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling exchange rates, can adversely affect the value of assets, liabilities (including the total amount of MREL eligible instruments), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NWM Group.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and NWM Group is controlled by NatWest Group.
In its March 2020 Budget, the UK Government announced its intention to continue the process of privatisation of NatWest Group plc and to carry out a programme of sales of NatWest Group plc ordinary shares with the objective of selling all of its remaining shares in NatWest Group plc by 2025. On 6 February 2019, NatWest Group plc obtained shareholder authority to make off-market purchases of its ordinary shares from HM Treasury under the terms of a directed buyback contract. The authority provided by this contract was renewed at NatWest Group's Annual General Meeting on 29 April 2020. As of 31 December 2020, the UK Government held 61.9% of the issued ordinary share capital of NatWest Group plc. There can be no certainty as to the continuation of the sell-down process or the timing or extent of such sell-downs.

HM Treasury has indicated that it intends to respect the commercial decisions of NatWest Group and that NatWest Group entities (including NWM Group) will continue to have its own independent board of directors and management team determining their own strategy. However, HM Treasury, as majority shareholder, and UK Government Investments Limited ('UKGI'), as manager of HM Treasury's shareholding, could exercise a significant degree of influence over the election of directors and appointment of senior management, NatWest Group's (including NWM Group's) capital strategy, dividend policy, remuneration policy or the conduct of NatWest Group's operations, and other things. HM Treasury or UKGI's approach depends on government policy, which could change, including as a result of a general election. The exertion of such influence over NatWest Group could in turn have an adverse effect on the governance or business strategy of NWM Group.

In addition, NWM Plc is a wholly owned subsidiary of NatWest Group plc, and NatWest Group plc therefore controls NWM Group's board of directors, corporate policies and strategic direction. The interests of NatWest Group plc as an equity holder and as NWM Group's parent may differ from the interests of NWM Group or of potential investors in NWM Group's securities.

Financial resilience risk
NWM Group may not meet the targets it communicates to the market, generate returns or implement its strategy effectively.
As part of NatWest Group's Purpose-led Strategy and the NWM Refocusing, NWM Group has set a number of internal and external financial, capital and operational targets including in respect of: balance sheet and cost reductions, CET1 ratio targets (for NWM Plc and NWM N.V.), leverage ratio targets (for NWM Plc and NWM N.V.), targets in relation to local regulation, funding plans and requirements, management of RWAs and the timing thereof, employee engagement, diversity and inclusion as well as environmental, social and customer satisfaction targets.

NWM Group's ability to meet its targets and to successfully implement its strategy is subject to various internal and external factors and risks. These include, but are not limited to, the impact of the COVID-19 pandemic, client and staff behaviour and actions, market, regulatory, economic and political factors, developments relating to litigation, governmental actions, investigations and regulatory matters, and operational risks and risks relating to NWM Group's business model and strategy (including risks associated with climate, environmental, social, governance and other sustainability-related issues) and the NWM Refocusing. See also, 'NatWest Group is in the process of implementing its Purpose-led Strategy, which requires changes in NWM Group's business and strategy, and entails material execution, commercial and operational risks for NWM Group' and 'NWM Group may not be able to successfully implement the NWM Refocusing and it may not achieve its targets and NWM Group may not ultimately result in a viable, competitive business'.

A number of factors, including the economic and other effects of the COVID-19 pandemic, may impact NWM Plc and NWM N.V.'s ability to maintain their current CET1 ratio targets, including impairments, the extent of organic capital generation or the reduction of RWAs. NWM Plc may incur disposal losses as part of the process of exiting positions to reduce RWAs. Some of these losses may be recognised ahead of the actual disposals and the losses overall may be higher than currently anticipated.

NWM Group's ability to meet its planned reductions in annual costs may vary considerably from year to year. Furthermore, the focus on meeting balance sheet and cost reduction targets may result in limited investment in other areas which could affect NWM Group's long-term product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction.

In addition, challenging trading conditions may have an adverse impact on NWM Group's business and may adversely affect its ability to achieve its targets and execute its strategy.

There is a risk that NWM Group's strategy may not be successfully executed, that it will not meet its targets and expectations, or that it will not be a viable, competitive or profitable banking business.

NWM Group has undergone significant structural and other change, including as a result of the UK ring-fencing regime, acquisition of NatWest Markets N.V. and the implementation of NatWest Group's Purpose-led strategy (including the NWM Refocusing).
Prior to the implementation of the UK ring-fencing regime, NWM Plc was NatWest Group's principal operating subsidiary. As a result of the implementation of the UK ring-fencing regime and the acquisition of NWM N.V., NWM Plc is now the principal operating company for most of NatWest Group's operations outside the ring-fence (excluding RBS International). The implementation of the UK ring-fencing regime had a significant impact on NWM Plc and required it to adapt its strategy, structure and business model and adopt processes and structures for, among other things, financial reporting, risk management and corporate governance. Ongoing compliance with the UK ring-fencing rules is required.

NatWest Group is currently in the process of implementing its Purpose-led Strategy, which includes the NWM Refocusing. The implementation of this strategy has required and is expected to continue to require changes to the NWM Group's business and operations in the medium and long term and entails material execution, commercial and operational risks for NWM Group. Additional changes to NWM Group's business and structure may be required. See also, 'NatWest Group is in the process of implementing its Purpose-led Strategy, which requires changes in NWM Group's business and strategy, and entails material execution, commercial and operational risks for NWM Group' and 'NWM Group may not be able to successfully implement the NWM Refocusing and it may not achieve its targets and NWM Group may not ultimately result in a viable, competitive business'.

NWM Group has implemented a shared services model with the ring-fenced entities for certain services, the execution of which is subject to various internal and external factors and risks, including the implementation of the NWM Refocusing. Moreover, NWM Group has entered into Revenue Share Agreements with some entities within NatWest Group's ring-fenced sub-group (including NatWest Bank Plc, The Royal Bank of Scotland Plc and Ulster Bank Ireland DAC) as well as a non-ring-fenced entity (RBS International). It has also entered into certain transfer pricing arrangements, a funded guarantee and revenue sharing agreements with NWM N.V. in relation to certain EEA customer transfers and Western European transfers.

Following NWM Plc's acquisition of RBS Holdings N.V. and its wholly owned subsidiary, NatWest Markets N.V. in 2019, these entities are now part of NWM Group, introducing additional risks, including in respect of: foreign exchange exposure, counterparty and borrower risk, Brexit risk (due to potential changes in regulatory approach following Brexit), operational and business risk.
There can be no certainty that NWM Group will be a viable, competitive or profitable banking business.

NWM Plc and/or its regulated subsidiaries may not meet the prudential regulatory requirements for capital.
NWM Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate capital also gives NWM Group financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in its core UK and European operations.

NWM Plc's target CET1 ratio is based on regulatory requirements, internal modelling and risk appetite (including under stress). NWM N.V.'s target CET1 ratio is based on expected regulatory requirements, internal modelling and risk appetite (including under stress).

As at 31 December 2020, NWM Plc's solo CET1 ratio was 21.7%. NWM Plc's current capital strategy is based on the management of RWAs and other capital management initiatives (including the reduction of RWAs and the periodic payment of dividends to NatWest Group plc, NWM Plc's parent company).

Other factors that could influence NWM Plc and NWM N.V.'s CET1 ratios include, amongst other things (See also, 'NatWest Group is in the process of implementing its Purpose-led Strategy, which requires changes in NWM Group's business and strategy, and entails material execution, commercial and operational risks for NWM Group'):
●      a depletion of NWM Plc or NWM N.V.'s capital resources through losses (which would in turn impact retained earnings) and may result from revenue attrition or increased liabilities, sustained periods of low or lower interest rates, reduced asset values resulting in write-downs or reserve adjustments, impairments, changes in accounting policy, accounting charges or foreign exchange movements;
●      a change in the quantum of NWM Plc's or NWM N.V.'s RWAs, stemming from exceeding target RWA levels, the continued implementation of the NWM Refocusing, regulatory adjustments (for example, from additional market risk backtesting exceptions) or foreign exchange movements. An increase in RWAs would lead to a reduction in the CET1 ratio (and increase the amount of internal MREL required for NWM Plc);
●      changes in prudential regulatory requirements including the Total Capital Requirement for NWM Plc (as regulated by the PRA) or NWM N.V. (as regulated by the De Nederlandsche Bank ('DNB')), including Pillar 2 requirements and regulatory buffers as well as any applicable scalars;
●      further developments of prudential regulation (for example, finalisation of Basel 3 standards), which will impact various areas including the approach to calculating credit risk, market risk, leverage ratio, capital floors and operational risk RWAs, as well as continued regulatory uncertainty on the details thereto;
●      further losses (including as a result of extreme one-off incidents such as cyberattack, fraud or conduct issues) would deplete capital resources and place downward pressure on the CET1 ratio; or
●      the timing of planned liquidation, disposal and/or capital releases of capital optimisation activity or legacy entities owned by NWM Plc and NWM N.V.

NWM Plc has a Capital Support Deed in place, which facilitates capital support amongst the participating entities in NWM Group.

Any capital management actions taken under a stress scenario may affect, among other things, NWM Group's product offering, its credit ratings, its ability to operate its businesses and pursue its current strategies and strategic opportunities, any of which may negatively impact investor confidence and the value of NWM Group's securities. See also, 'NWM Plc and/or its regulated subsidiaries may not manage their capital, liquidity or funding effectively which could trigger the execution of certain management actions or recovery options' and 'NatWest Group (including NWM Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of NWM Group entities' Eligible Liabilities'.

NWM Plc may not be able to adequately access sources of liquidity and funding.
NWM Group is required to access sources of liquidity and funding through deposits and wholesale funding, including debt capital markets and trading liabilities such as repurchase agreements. As at 31 December 2020 NWM Group held £4.4 billion in deposits from banks and customers. The level of deposits and wholesale funding may fluctuate due to factors outside NWM Group's control. These factors include: loss of investor confidence (including in individual NWM Group entities or the UK banking sector or the banking sector as a whole), sustained low or negative interest rates, increasing competitive pressures for bank funding or the reduction or cessation of deposits and other funding by counterparties, any of which could result in a significant outflow of deposits or reduction in wholesale funding within a short period of time. See also, 'NWM Group has significant exposure to counterparty and borrower risk'.

An inability to grow, roll-over, or any material decrease in, NWM Group's deposits, short-term wholesale funding and short-term liability financing could, particularly if accompanied by one of the other factors described above, materially affect NWM Group's ability to satisfy its liquidity needs.

NWM Group engages from time to time in 'fee based borrow' transactions whereby collateral (such as government bonds) is borrowed from counterparties on an unsecured basis in return for a fee. This borrowed collateral may be used by NWM Group to finance parts of its balance sheet, either in its repo financing business, derivatives portfolio or more generally across its balance sheet. If such 'fee based borrow' transactions are unwound whilst used to support the financing of parts of NWM Group balance sheet, then unsecured funding from other sources would be required to replace such financing. There is a risk that NWM Group would be unable to replace such financing on acceptable terms or at all, which could adversely affect its liquidity position and have a material adverse effect on NWM Group's business, results of operations and outlook. In addition, because "fee base borrow" transactions are conducted off-balance sheet (due to the collateral being borrowed) investors may find it more difficult to gauge NWM Group's creditworthiness, which may be affected if these transactions were to be unwound in a stress scenario. Any lack of or perceived lack of creditworthiness may adversely affect NWM Group.

As at 31 December 2020, NWM Group reported a liquidity coverage ratio of 268%. If its liquidity position were to come under stress and if NWM Group is unable to raise funds through deposits or wholesale funding sources on acceptable terms or at all, its liquidity position could be adversely affected. This would mean that NWM Group might be unable to: meet deposit withdrawals on demand or satisfy buy back requests, repay borrowings as they mature, meet its obligations under committed financing facilities, comply with regulatory funding requirements, undertake certain capital and/or debt management activities, or fund new loans, investments and businesses. NWM Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. This could also lead to higher funding costs and/or changes to NWM Group's funding plans. In a time of reduced liquidity or market stress, NWM Group may be unable to sell some of its assets or may need to sell assets at depressed prices, which in either case could negatively affect NWM Group's results.

NWM Group entities independently manage liquidity risk on a stand-alone basis, including through holding their own liquidity portfolios. They have restricted access to liquidity or funding from other NatWest Group entities. NWM Group entities management of their own liquidity portfolios and the structure of capital support are subject to operational and execution risk, as NWM group entities take steps to meet their own liquidity and capital requirements.

NWM Plc and/or its regulated subsidiaries may not manage their capital, liquidity or funding effectively which could trigger the execution of certain management actions or recovery options.
Under the EU Bank Recovery and Resolution Directives I and II ('BRRD'), as implemented in the UK, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NWM Plc's applicable capital or leverage, liquidity or funding requirements would trigger consideration of NWM Plc's recovery plan, and in turn may prompt consideration of NatWest Group's recovery plan. If, under stressed conditions, the liquidity, capital or leverage ratio were to decline, there are a range of recovery management actions (focused on risk reduction and mitigation) that NWM Plc could undertake that may or may not be sufficient to restore adequate liquidity, capital and leverage ratios. Additional management options relating to existing capital issuances, asset or business disposals, capital payments and dividends from NWM Plc to its parent, could also be undertaken to support NWM Plc's capital and leverage requirements. NatWest Group may also address a shortage of capital in NWM Plc by providing parental support to NWM Plc. NatWest Group's (and NWM Plc's) regulator may also request that NWM Group carry out additional capital management actions. The Bank of England has identified single point-of-entry as the preferred resolution strategy for NatWest Group. However, under certain conditions set forth in the BRRD, as the UK resolution authority, the Bank of England also has the power to execute the 'bail-in' of certain securities of NWM Group without further action at NatWest Group level.

Any capital management actions taken under a stress scenario may affect, among other things, NWM Group's product offering, credit ratings, ability to operate its businesses and pursue its current strategies and strategic opportunities as well as negatively impacting investor confidence and the value of NWM Group's securities. See also, 'NatWest Group (including NWM Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of NWM Group entities' Eligible Liabilities'. In addition, if NWM Plc or NWM N.V.'s liquidity position were to be adversely affected, this may require unencumbered assets to be liquidated or may result in higher funding costs, which may adversely impact NWM Group's operating performance.

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries (including NWM Plc or NWM Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for NWM Group, reduce NWM Group's liquidity position and increase the cost of funding.
Rating agencies regularly review NatWest Group plc, NWM Plc and other NatWest Group entity credit ratings and outlooks, which could be negatively affected by a number of factors that can change over time including: the credit rating agency's assessment of NWM Group's strategy and management's capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries in which NWM Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to NWM Group's legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in NWM Group's key markets (including the impact of the COVID-19 pandemic, Brexit and any further Scottish independence referendum); any reduction of the UK's sovereign credit rating and market uncertainty.

In addition, credit ratings agencies are increasingly taking into account sustainability-related factors, including climate, environmental, social and governance related risk, as part of the credit ratings analysis, as are investors in their investment decisions.

Any reductions in the credit ratings of NatWest Group plc, NWM Plc or of certain other NatWest Group entities, including, in particular, downgrades below investment grade, or a deterioration in the capital markets' perception of NWM Group's financial resilience could significantly affect NWM Group's access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect NWM Group's (and, in particular, NWM Plc's) cost of funding and its access to capital markets which could limit the range of counterparties willing to enter into transactions with NWM Group (and, in particular, with NWM Plc). This could in turn adversely impact NWM Group's competitive position and threaten its prospects in the short to medium-term.

NWM Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
The markets in which NWM Group operates are highly competitive, and competition may intensify in response to the economic effects of the COVID-19 pandemic and other changes. These include evolving customer behaviour, technological changes, competitor behaviour, new entrants to the market, industry trends resulting in increased disaggregation or unbundling of financial services, the impact of regulatory actions and other factors. Innovations such as biometrics, artificial intelligence, the cloud, blockchain, and quantum computing may also rapidly facilitate industry transformation.

Increasingly many of the products and services offered by NWM Group are, and will become, more technology intensive. NWM Group's ability to develop such services (which also comply with applicable and evolving regulations) has become increasingly important to retaining and growing NWM Group's client businesses across its geographical footprint. There can be no certainty that NWM Group's innovation strategy (which includes investment in its IT capability intended to improve its core infrastructure and client interface capabilities as well as investments and partnerships with third party technology providers) will be successful or that it will allow NWM Group to continue to grow such services in the future.

In addition, certain of NWM Group's current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their clients. These competitors may be better able to attract and retain clients and key employees, may have better IT systems, and may have access to lower cost funding and/or be able to attract deposits or provide investment-banking services on more favourable terms than NWM Group. Although NWM Group invests in new technologies and participates in industry and research-led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given NWM Group's focus on its cost savings targets. This may limit additional investment in areas such as financial innovation and could therefore affect NWM Group's offering of innovative products or technologies for delivering products or services to clients and its competitive position. NWM Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands. The development of innovative products depends on NWM Group's ability to produce underlying high quality data, failing which its ability to offer innovative products may be compromised.

If NWM Group is unable to offer competitive, attractive and innovative products that are also profitable and timely, it will lose share, incur losses on some or all of its activities and lose opportunities for growth. In this context, NWM Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, or is not fully integrated into NWM Group's current solutions. There can be no certainty that such initiatives will deliver the expected cost savings and investment in automated processes will likely also result in increased short-term costs for NWM Group.

In addition, the implementation of the NWM Refocusing and NatWest Group's Purpose-led Strategy, including NatWest Group's acquisitions, divestments, reorganisations, restructurings and partnerships, its climate ambition, cost-reduction measures, as well as employee remuneration constraints, may also have an impact on NWM Group's ability to compete effectively and intensified competition from incumbents, challengers and new entrants could affect NWM Group's ability to provide satisfactory returns. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to NatWest Group's strategic initiatives. Furthermore, continued consolidation or technological or other developments in certain sectors of the financial services industry could result in NWM Group's remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors, each of which can adversely affect NWM Group's business and results of operations.

NWM Group is reliant on access to the capital markets to meet its funding requirements, both directly, and indirectly through its parent for the subscription to its internal MREL. The inability to do so may adversely affect NWM Group.
NWM Group is reliant on frequent access to the capital markets for funding, and on terms that are acceptable to it. Such access entails execution risk and could be impeded by a number of internal or external factors, including, those referred to above in 'NWM Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets', 'Continuing uncertainty regarding the effects of the UK's withdrawal from the European Union may continue to adversely affect NWM Group and its operating environment' and 'Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries (including NWM Plc or NWM Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for NWM Group, reduce NWM Group's liquidity position and increase the cost of funding'.

In addition, NWM Plc receives capital and funding from NatWest Group plc. NWM Plc has set target levels for different tiers of capital and for the internal minimum requirements for own funds and eligible liabilities ('MREL'), as percentages of its RWAs. The level of capital and funding required for NWM Plc to meet its internal targets is therefore a function of the level of RWAs and its leverage exposure in NWM Plc and this may vary over time.

NWM Plc's internal MREL comprises the regulatory value of capital instruments and loss-absorbing senior funding issued by NWM Plc to its parent, NatWest Group plc, in all cases with a residual maturity of at least one year. The Bank of England has identified that the preferred resolution strategy for NatWest Group is as a single point of entry. As a result, only NatWest Group plc is able to issue Group MREL eligible liabilities to third-party investors, using the proceeds to fund the internal capital and MREL targets and/or requirements of its operating entities, including NWM Plc. NWM Plc is therefore dependent not only on NatWest Group plc to fund its internal capital targets, but also on NatWest Group plc's ability to source appropriate funding. NWM Plc is also dependent on NatWest Group plc to continue to fund NWM Plc's internal MREL targets over time and its ability to issue and maintain sufficient amounts of external MREL liabilities to support this. In turn, NWM Plc is required to fund the internal capital and MREL requirements of its subsidiaries.

Any inability of NWM Group to adequately access the capital markets, to manage its balance sheet in line with assumptions in its funding plans, or to issue internal capital and MREL may adversely affect NWM Group, such that NWM Group may not constitute a viable banking business and/or NWM Plc or NWM N.V. may fail to meet their respective regulatory capital and/or MREL requirements (at present, NWM N.V. does not yet have its own MREL requirements).

NWM Group may be adversely affected if NatWest Group fails to meet the requirements of regulatory stress tests.
NatWest Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to NatWest Group plc, NWM N.V. and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that NatWest Group and/or NWM Group may need to take action to strengthen their capital positions.

Failure by NatWest Group to meet its quantitative and qualitative requirements of the stress tests set forth by its UK regulators or those elsewhere may result in: NatWest Group's regulators requiring NatWest Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions and/or loss of investor confidence.

NWM Group has significant exposure to counterparty and borrower risk.
NWM N.V., which NWM plc acquired in late 2019, has a portfolio of loans and loan commitments to Western European corporate customers. As a result, through the NWM N.V. business and NWM Group's other activities, NWM Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of NWM Group's businesses. These are particularly relevant for those businesses for which the concentration of client income is heavily weighted towards a specific geographic region, industry or client base.

NWM Group is also exposed to credit risk if a customer, borrower or counterparty defaults, or under IFRS 9, suffers a sufficiently significant deterioration of credit quality such that, under SICR ('significant increases in credit risk') rules, it moves to Stage 2 for impairment calculation purposes. Credit risk may arise from a variety of business activities, including, but not limited to: extending credit to clients through various lending commitments; entering into swap or other derivative contracts under which counterparties have obligations to make payments to NWM Group (including un-collateralised derivatives); providing short or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; posting margin and/or collateral and other commitments to clearing houses, clearing agencies, exchanges, banks, securities firms and other financial counterparties; and investing and trading in securities and loan pools, whereby the value of these assets may fluctuate based on realised or expected defaults on the underlying obligations or loans. See also, 'Risk and capital management - Credit Risk'. Any negative developments in the activities listed above may negatively impact NWM Group's clients and credit exposures, which may, in turn, adversely impact NWM Group's profitability.

The credit quality of NWM Group's borrowers and other counterparties is impacted by prevailing economic and market conditions (including those caused by the COVID-19 pandemic) and by the legal and regulatory landscape in the UK and Europe in general, and any deterioration in such conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and consequently adversely impact NWM Group's ability to enforce contractual security rights.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and inter-dependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for NWM Group. In addition, the value of collateral may be correlated with the probability of default by the relevant counterparty ('wrong way risk'), which would increase NWM Group's potential loss. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NWM Group interacts on a daily basis. See also, 'NWM Group is reliant on access to the capital markets to meet its funding requirements, both directly, and indirectly through its parent for the subscription to its internal MREL. The inability to do so may adversely affect NWM Group'.

As a result of the above, borrower and counterparty credit quality may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for NWM Group and an inability to engage in routine funding transactions.

NWM Group is exposed to the financial industry, including sovereign debt securities, banks, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Due to NWM Group's exposure to the financial industry, it also has exposure to shadow banking entities (i.e., entities which carry out banking activities outside a regulated framework). Recently, there has been increasing regulatory focus on shadow banking. In particular, the European Banking Authority Guidelines (EBA/GL/2015/20) require NWM Group to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect of such exposure. If NWM Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, or ensure effective reporting and governance in respect of shadow banking exposure, this may adversely affect the business, results of operations and outlook of NWM Group.

NWM Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
Given the complexity of NWM Group's business, strategy and capital requirements, NWM Group relies on analytical models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group's mandated stress testing). In addition, NWM Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime and fraud risk management. NWM Group's models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

As models analyse scenarios based on assumed inputs and a conceptual approach, model outputs therefore remain uncertain and should not be relied on. Failure of models (including due to errors in model design) or new data inputs, including to accurately reflect changes in the micro and macroeconomic environment in which NWM Group operates (for example to account for the impact of the COVID-19 pandemic), to capture risks and exposures at the subsidiary level, and to update for changes to NWM Group's current business model or operations, or for findings of deficiencies by NatWest Group (and in particular, NWM Group's) regulators (including as part of NatWest Group's mandated stress testing) may result in increased capital requirements or require management action. NWM Group may also face adverse consequences as a result of actions based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed.

NWM Group's financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. While estimates, judgments and assumptions take into account historical experience and other factors (including market practice and expectations of future events that are believed to be reasonable under the circumstances), actual results may differ due to the inherent uncertainty in making estimates, judgments and assumptions (particularly those involving the use of complex models).

The accounting policies deemed critical to NWM Group's results and financial position, based upon materiality and significant judgments and estimates, which include loan impairment provisions, are set out in 'Critical accounting policies and key sources of estimation uncertainty' on page 97. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by NWM Group are discussed in 'Accounting developments' on page 97.

Changes in accounting standards may materially impact NWM Group's financial results.
Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NWM Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also significantly impact the financial results, condition and prospects of NWM Group.

NWM Group's trading assets amounted to £68.7 billion as at 31 December 2020. The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, NWM Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In these circumstances, NWM Group's internal valuation models require NWM Group to make assumptions, judgments and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Any of these factors could require NWM Group to recognise fair value losses, which may have an adverse effect on NWM Group's income generation and financial position.

NatWest Group (including NWM Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of NWM Group entities' Eligible Liabilities.
HM Treasury, the Bank of England and the PRA and FCA (together, the 'Authorities') are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor's assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity's equity, capital instruments and liabilities ('Eligible Liabilities'); and (v) temporary public ownership of the relevant entity. These tools may be applied to NatWest Group plc as the parent company or to NWM Group, as an affiliate, where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, there are modified insolvency and administration procedures for relevant entities, and the Authorities have the power to modify or override certain contractual arrangements in certain circumstances and amend the law for the purpose of enabling their powers to be used effectively and may promulgate provisions with retrospective applicability. Similar powers may also be exercised with respect to NWM N.V. in the Netherlands by the relevant Dutch regulatory authorities.

Under the UK Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the 'no creditor worse off' safeguard contained in the Banking Act (which provides that creditors' losses in resolution should not exceed those that would have been realised in an insolvency of the relevant institution) may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used; Holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions undertaken in relation to the ordinary shares and other securities of NatWest Group (including NWM Group), which may depend on factors outside of NWM Group's control. Moreover, the Banking Act provisions remain untested in practice.

If NatWest Group is at or is approaching the point of non-viability such that regulatory intervention is required, there may correspondingly be an adverse effect on the business, results of operations and outlook of NWM Group.

NatWest Group is subject to Bank of England oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England deem NatWest Group's preparations to be inadequate.
NatWest Group is subject to regulatory oversight by the Bank of England, and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. The initial report is due to be submitted to the PRA on 1 October 2021 and the Bank of England's assessment of NatWest Group's preparations is scheduled to be released on 10 June 2022. The form and substance of the June publication is yet to be established.

NatWest Group has dedicated significant resources towards the preparation of NatWest Group for a potential resolution scenario. However, if the assessment reveals that NatWest Group is not adequately prepared to be resolved, or does not have adequate plans in place to meet resolvability requirements by 1 January 2022, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional cost and the dedication of additional resources. These actions may adversely affect NatWest Group and/or NWM Group, resulting in restrictions on maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to cease carrying out certain activities and/or maintaining a specified amount of MREL. This may also result in reputational damage and/or loss of investor confidence.

Climate and sustainability-related risks
NWM Group and its customers may face significant climate-related risks, including in transitioning to a low-carbon economy, which may adversely impact NWM Group.
Climate-related risks and uncertainties are subject to increasing national and international prudential and regulatory, political and societal scrutiny.

Financial and non-financial risks from climate change arise through physical and transition risks. Furthermore, NWM Group may face a variety of climate-related legal risks, both physical and transition, from potential litigation and contract liability. See also, 'NWM Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk'.
It is very difficult to predict how and when the physical risks from climate change will manifest. They include more extreme and frequent weather events, rising sea levels, flooding and subsidence, heat waves and long-lasting wildfires, reductions in biodiversity and resource scarcity. Damage to NWM customers' properties and operations could disrupt business, impair asset values and negatively impact creditworthiness leading to increased default rates, delinquencies, write-offs and impairment charges in NWM Group's portfolios. In addition, NWM Group may itself suffer damage to premises and disruption to operations leading to increased costs and negatively affecting business continuity.

The timing and pace of the transition to a low-carbon economy is also uncertain and may be near term, gradual and orderly or delayed, rapid and disorderly. The impact of the extensive commercial, technological, policy and regulatory changes required to achieve transition remains uncertain, but it is expected to be significant and may be disruptive across the global economy and markets. Some sectors within NWM Group's customer base (including oil and gas, automotive and transport, for example) are expected to be particularly impacted.

If NWM Group fails to timely adapt its business and operating model to the climate-related risks and opportunities and changing market expectations, or to appropriately identify, measure, manage and mitigate climate change related physical and transition risks and opportunities that NWM Group and its customers face, NWM Group's reputation, business, results of operations and outlook may be impacted adversely.

NatWest Group's Purpose-led Strategy includes one area of focus on climate change that is likely to require material changes to the business and operating model of NWM Group and entails significant execution risk.
NatWest Group has announced its ambition to become the leading bank on climate in the UK and ROI and set itself the challenge to at least halve the climate impact of its financing activity by 2030 Agreement ('Climate Ambition') and to do what is necessary to achieve alignment with the 2015 Paris Agreement.

NatWest Group's Climate Ambition may require NWM Group to significantly reduce its own financed emissions and its exposure to customers that do not align with a transition to a low-carbon economy or do not have a credible transition plan. Those reductions, together with the active management of climate-related risks and regulatory, policy and market changes, are likely to necessitate material and accelerated changes to NWM Group's business and operating model. This may have a material adverse effect on NWM Group's ability to achieve financial targets and generate sustainable returns.

To understand and measure the climate impact of emissions related to NWM Group's financing activities and alignment to the 2015 Paris Agreement objectives will require significant resources. There is currently no single standard approach or methodology exist to measure such emissions and to provide a scenario-based model for alignment with the objectives of the 2015 Paris Agreement and the data, methodologies and assumptions on which emissions estimates and targets are based are also subject to change. Accordingly, NatWest Group, including NWM Group, must continue to define and develop its approach to setting and publishing comprehensive sector-specific and climate impact scenario-based targets and plans by 2022 and to benchmarking its climate impact to measure and demonstrate progress towards its Climate Ambition by 2030.

NWM Group's ability to contribute to achieving NatWest Group's Climate Ambition through its own specific targets and commitments will depend greatly on many external factors such as the macroeconomic environment, the extent and pace of climate change, including the timing and manifestation of physical and transition risks and the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers and other stakeholders to adapt and/or mitigate the impact of climate-related risks. See also, 'NatWest Group is in the process of implementing its Purpose-led Strategy, which requires changes in NWM Group's business and strategy, and entails material execution, commercial and operational risks for NWM Group'.

Any delay or failure to meet those climate-related targets and commitments and may have a material adverse impact on NWM Group's reputation, business, results, outlook, market and competitive position.

Any failure by NWM Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NWM Group's ability to manage climate-related risks.
Legislative and regulatory authorities in the UK and in the European Union are publishing expectations as to how banks should prudently manage and transparently disclose climate-related and environmental risks. In November 2020, the European Central Bank published its 'Guide on climate-related and environmental risks' and in April 2019, the PRA published a supervisory statement 'Enhancing banks' and insurers' approaches to managing the financial risks from climate change' (the 'SS 3/19').
In the SS 3/19 the PRA states that regulated entities must:
●      fully embed the consideration of the financial risks from climate change in their governance arrangements;
●      incorporate the financial risks from climate change into existing financial risk management practice;
●      use (long term) scenario analysis to inform strategy setting and risk assessment and identification; and
●      develop an approach to disclosure on the financial risks from climate change.

The PRA requires firms to embed fully their approaches to managing climate-related financial risks by the end of 2021. NatWest Group provided the PRA on 8 October 2020 with an updated delivery plan to its original plan submitted in October 2019 to meet these requirements, stating that the COVID-19 pandemic had disrupted delivery of some elements of NatWest Group's original plan and as a result , some near term activities have been delayed to 2021. This delay may increase execution risk. Further, the updated plan advised that it will require additional operating cycles reaching into 2022 and beyond to prove embedding.

The Bank of England will use the 2021 biennial exploratory scenario launching in June 2021 to stress test the resilience of the current business models of the largest banks, insurers and the financial system to the physical and transition risks from climate change under a number of climate scenarios (the 'Climate Biennial Explanatory Scenario' or 'CBES'). In December 2020 the Bank of England confirmed that the 2021 CBES will be exploratory in nature and will not be used to set capital requirements. However, in future, regulators may require financial institutions such as NatWest Group (including NWM Group) to hold additional capital to enhance their resilience against systemic and/or institution specific vulnerabilities to climate-related risks, including potential asset devaluation shocks.

Any failure of NWM Group to fully and timely embed the climate-related risks into its risk management practices in line with applicable legal and regulatory requirements and expectations may have a material and adverse impact on NWM Group's regulatory compliance, prudential capital requirements, liquidity position, reputation, business, results of operations and outlook.

There are significant uncertainties inherent in accurately modelling the impact of climate-related risks.
Significant risks, uncertainties and variables are inherent in the assessment, measurement and mitigation of climate-related risks. These include data quality gaps and limitations, the pace at which climate science, greenhouse gas accounting standards and carbon capture and other emissions reduction solutions develop. In addition, multiple climate change scenarios dependent on a range of variable factors could unfold over the coming two or three decades, which timeframes are considerably longer than NWM Group's historical strategic, financial, resilience and investment planning horizons and which will affect how and when climate-related risks manifest.

As a result, it is very difficult to predict and model the impact of climate-related risks into precise financial and economic outcomes and impacts. Climate-related risks present significant methodological challenges due to their forward-looking nature, the lack of historical testing capabilities, the quality, lack of standardisation and incompleteness of emissions and other climate and sub-sector related data and the immature nature of risk measurement and modelling methodologies. The evaluation of climate-related risk exposure and the development of associated potential risk mitigation techniques largely depend on the choice of climate scenario modelling methodology and the assumptions made.
Risks and uncertainties of climate scenario modelling include (but are not limited to):
●      lack of specialist expertise in banks such that NWM Group needs to rely on third party advice, modelling, and data;
●      immaturity of modelling of and data on the impact of climate-related risks on financial assets which will evolve rapidly in the coming years;
●      the number of variables and forward- looking nature of climate scenarios which makes them challenging to back test and benchmark;
●      the significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, land systems, energy systems, technology, policy and wider society.

Capabilities within NWM Group to appropriately assess, model and manage climate-related risks are developing. Even when those capabilities are developed, the high level of uncertainty and subjectivity around assumptions, the highly subjective nature of risk measurement and mitigation techniques, and data quality issues may lead to inadequate risk management information and frameworks, ineffective business adaptation or mitigation strategies, which may have a material adverse impact on NWM Group's regulatory compliance, reputation, business, results of operations and outlook.

A failure to adapt NWM Group's business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NWM Group's reputation, business, results of operations and outlook.
Investors, customers, international organisations, regulators and other stakeholders are increasingly focussing on identification, management and mitigation of 'sustainability-related' risks and opportunities such as environmental (including biodiversity and loss of natural capital); social (such as tackling inequality, inclusion, human rights and working conditions); and governance (such as board diversity, ethics, executive compensation and management structure) and on long term sustainable value creation.

In addition to climate-related risks, sustainability-related risks may also adversely affect economic activity, asset pricing and valuations of issuers' securities and, in turn, the wider financial system and together with climate-related risks, may combine to generate even greater adverse effects.  Sustainability-related risks may impact economic activities directly or indirectly and may affect the viability or resilience of business models over the medium to longer term. In addition, sustainability-related risks can trigger further losses stemming directly or indirectly from legal claims (liability risks) and reputational damage as a result of the public, customers, counterparties and/or investors associating the NWM Group or its customers with adverse sustainability-related issues, as well as exacerbate existing risks.
Failure to adapt NWM Group's business strategy and to establish and maintain effective governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NWM Group's reputation, liquidity position, business, results of operations and outlook.

Any reduction in the ESG ratings of NatWest Group (including NWM Group) could have a negative impact on NatWest Group's (including NWM Group) reputation and on investors' and customers risk appetite.
Unsolicited ESG ratings from agencies and data providers that rate how NatWest Group (including NWM Group) manages environmental, social and governance risks are increasingly influencing investment decisions. Changes to those ESG ratings can arise from factors outside NatWest Group's (including NWM Group) control (e.g. change in rating methodology). Any reduction in ESG ratings of NatWest Group could have a negative impact on NWM Group's reputation and influence investors' risk appetite for NWM Group's and/or its subsidiaries' securities and affect whether customers wish to deal with NWM Group.

Increasing levels of climate, environmental and sustainability-related laws, regulation and oversight may adversely affect NWM Group's business and expose NWM Group to increased costs of compliance, regulatory sanction and reputational damage.
There are an increasing number of EU, UK and other regulatory and legislative initiatives to address issues around climate, environmental and sustainability risks and opportunities and to promote the transition to a more sustainable low-carbon economy, affecting the financial sector and the real economy. Many focus on disclosure, developing standardised definitions for green and sustainable criteria of assets and liabilities and integrating climate change and sustainability into decision-making to improve transparency and access to green and sustainable financial products and services. This may significantly impact the services provided by NWM Group and its associated credit, market and financial risk profile as well as its recognition of its climate financing activity, in turn adversely affecting NatWest Group's (including NWM Group) achievement of its Climate Ambition.

In addition, NWM Group's EU subsidiaries will continue to be subject to an increasing array of the EU/EEA climate and sustainability-related legal and regulatory requirements. These requirements may be used as the basis for UK laws and regulations (such as the recently announced UK Green Taxonomy) or regarded by investors and regulators as best practice standards whether or not they apply to UK businesses. Any divergence between EU/EEA and UK climate and sustainability-related legal and regulatory requirements may result in NWM Group not meeting investors' expectations, increase the cost of doing business and may restrict access of NWM Group's UK business to the EU/EEA market.
In addition, NWM Group and its subsidiaries will be subject to increasing entity wide climate and other non-financial disclosures requirements with varying objectives and scopes, including the requirement to provide climate-related disclosures consistent with the Task Force on Climate-related Financial Disclosure ('TCFD') recommendations. The FCA will also consult on expanding its proposed new stock exchange listing rules for a wider scope of listed issuers, including NWM Group, as the UK moves towards mandatory TCFD reporting across the UK economy by 2025.

NatWest Group (including NWM Group) is also participating in various voluntary carbon reporting and other standard setting initiatives for disclosing climate and sustainability-related information.
Compliance with these developing requirements is likely to require NWM Group to implement significant changes to its business, operations, internal controls over financial reporting, disclosure controls, modelling capability and risk management systems, which may increase the cost of doing business, entail additional change risk and compliance costs.
Failure to implement and comply with these requirements or emerging best practice expectations may have a material adverse effect on NWM Group's regulatory compliance and may result in regulatory sanction and reputational damage.

NWM Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.
The increasing number of new climate and sustainability-related laws and regulations, growing demand from investors and customers for environmentally sustainable products and services, and regulatory scrutiny exposes financial institutions, including NWM Group, to increasing litigation, conduct, enforcement and contract liability risks.
Furthermore, there is the risk that shareholders, campaign groups, customers and other interest groups could seek to take legal action against NWM Group for financing, underwriting or contributing to climate change and environmental degradation.
These potential, litigation, conduct, enforcement and contract liability risks may have a material adverse effect on NWM Group's ability to deliver its strategy, reputation, business, results of operations and outlook.

Operational and IT resilience risk
Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NWM Group's businesses.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. It has come under increasing regulatory focus in recent years. NWM Group operates in many countries, offering a diverse range of products and services supported by 2,100 employees as at 31 December 2020; it therefore has complex and diverse operations. As a result, operational risks or losses can arise from a number of internal or external factors (including financial crime). These risks are also present when NWM Group relies on third-party suppliers or vendors to provide services to it or its clients, as is increasingly the case as NWM Group outsources certain activities, including with respect to the implementation of new technologies, innovation and responding to regulatory and market changes.

Operational risks continue to be heightened as a result of the implementation of the NWM Refocusing and NatWest Group's Purpose-led Strategy, NWM Group's current cost-reduction measures and conditions affecting the financial services industry generally (including Brexit and other geo-political developments) and in particular the legal and regulatory uncertainty resulting therefrom. It is unclear as to how the future ways of working may evolve, including in respect of how working practices may develop, or how NWM Group will evolve to best serve its customers. Any of the above may place significant pressure on NWM Group's ability to maintain effective internal controls and governance frameworks.

As part of the NWM Refocusing, NWM Group has materially increased its dependence on NatWest Bank Plc for numerous critical services and operations, including without limitation, property, finance, accounting, treasury, risk, regulatory compliance and reporting, human resources, and certain other support and administrative functions. A failure by NatWest Bank Plc to adequately supply these services may expose NWM Group to critical business failure risk, increased costs and other liabilities. These and any increases in the cost of these services may adversely impact NWM Group's business, results of operations and outlook.

The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting client business. Although NWM Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NWM Group. Ineffective management of such risks could adversely affect NWM Group.

NWM Group is subject to increasingly sophisticated and frequent cyberattacks.
NWM Group experiences a constant threat from cyberattacks across the entire NatWest Group (including NWM Group) and against NatWest Group and NWM Group's supply chain, reinforcing the importance of due diligence of close working relationship with, the third parties on which NWM Group relies. NWM Group is reliant on technology, against which there is a constantly evolving series of attacks, that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, NWM Group is required to continue to invest in additional capability designed to defend against emerging threats. In 2020, NWM Group was subjected to a small number of Distributed Denial of Service ('DDOS') attacks, which are a pervasive and significant threat to the global financial services industry. The focus is to manage the impact of the attacks and sustain availability of services for NWM Group's customers. NWM Group continues to invest significant resources in the development and evolution of cyber security controls that are designed to minimise the potential effect of such attacks.

Hostile attempts are made by third parties to gain access to, introduce malware (including ransomware) into and exploit vulnerabilities of NWM Group's IT systems, and to exploit vulnerabilities. NWM Group has information and cyber security controls in place to minimise the impact of any attack, which are subject to review on a continuing basis, but given the nature of the threat, there can be no assurance that such measures will prevent all attacks in the future. See also, 'NWM Group's operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NWM Group'.

Any failure in NWM Group's cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for clients and credit monitoring), result in regulatory investigations or sanctions being imposed or may affect NWM Group's ability to retain and attract clients. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, third parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to NWM Group's systems to disclose sensitive information in order to gain access to NWM Group's data or that of NWM Group's clients or employees. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of NWM Group's employees or third parties, including third party providers, or may result from accidental technological failure.

NWM Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT and related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which could negatively impact NWM Group. Due to NWM Group's reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, it is likely that such attacks could have a material adverse impact on NWM Group.

In accordance with the EU General Data Protection Regulation ('GDPR') and European Banking Authority ('EBA') Guidelines on ICT and Security Risk Management, NWM Group is required to ensure it implements timely appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to data of NWM Group, its clients and its employees. In order to meet this requirement, NWM Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom NWM Group interacts. A failure to monitor and manage data in accordance with the GDPR and EBA requirements of the applicable legislation may result in financial losses, regulatory fines and investigations and associated reputational damage.

NWM Group operations and strategy are highly dependent on the accuracy and effective use of data.
NWM Group relies on the effective use of accurate data to support, monitor, evaluate, manage and enhance its operations and deliver its strategy. The availability of current, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data is fast becoming a critical strategic asset.  Failure to have current, high-quality data and/or the ineffective use of such data could result in a failure to manage and report important risks and opportunities or  satisfy customers' expectations including the inability to deliver innovative products and services. This could also result in a failure to deliver NWM Group's strategy and could place the NWM Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes which could result in a failure to deliver NWM Group's strategy.  These data limitations or the unethical or inappropriate use of data and/or non-compliance with customer data and privacy protection laws could give rise to conduct and litigation risks and may increase the risk of operational events, losses or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions.

NWM Group relies on attracting, retaining, developing and remunerating senior management and skilled personnel (such as market trading specialists), and is required to maintain good employee relations.
NWM Group's success depends on its ability to attract, retain, develop and remunerate highly skilled and qualified personnel, including senior management, directors, market trading specialists and key employees, especially for technology-focused roles, in a highly competitive market, in an era of strategic change (including a recent change in executive management) and under internal cost reduction pressures. NWM Group's ability to do this may be more difficult due to the implementation of the NWM Refocusing, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of government support such as NatWest Group. This increases the cost of hiring, training and retaining skilled personnel. In addition, certain economic, market and regulatory conditions and political developments (including Brexit) may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees. The NWM Refocusing has also reduced NWM Group's ability to engage in succession planning for critical roles given the recent reduction in headcount. This has placed increased risk on employee turnover within revenue generating areas.

Any reduction of compensation as a result of the PRA's request that bank boards consider taking further appropriate action regarding variable compensation, or negative economic developments, could have an adverse effect on NatWest Group's ability to hire, retain and engage well qualified employees, especially at a senior level, which may have a material adverse impact on the financial position and prospects of NWM Group.

Some of NWM Group's employees are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to NWM Group in maintaining good employee relations. Any breakdown of these relationships could affect NWM Group's business, reputation, results of operations and outlook.

NWM Group's operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NWM Group.
NWM Group's operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group's (including NWM Group's) transactional and payment systems, financial crime and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems (some of which are owned and operated by other entities in NatWest Group or third parties), is critical to NWM Group's operations.

Individually or collectively, any critical system failure, material loss of service availability or material breach of data security could cause serious damage to NWM Group's ability to provide services to its clients, which could result in reputational damage, significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations. In particular, such issues could cause long-term damage to NWM Group's reputation and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain clients. This risk is heightened as most of NWM Group's employees are working remotely as a result of the COVID-19 pandemic, as it outsources certain functions and as it continues to innovate and offer new digital solutions to its clients as a result of the trend towards online and digital product offerings.

NWM Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). As part of the NWM Refocusing, NWM Group also continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cyber security. Any failure of these investment and rationalisation initiatives to achieve the expected results, due to cost challenges or otherwise, could negatively affect NWM Group's operations, its reputation and ability to retain or grow its client business or adversely impact its competitive position, thereby negatively impacting NWM Group's business, results of operations and outlook. See also, 'NatWest Group is in the process of implementing its Purpose-led Strategy, which requires changes in NWM Group's business and strategy, and entails material execution, commercial and operational risks for NWM Group'.

A failure in NWM Group's risk management framework could adversely affect NWM Group, including its ability to achieve its strategic objectives.
Risk management is an integral part of all of NWM Group's activities and includes the definition and monitoring of NWM Group's risk appetite and reporting on NWM Group's risk exposure and the potential impact thereof on NWM Group's financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring, risks related to unanticipated behaviour or performance in algorithmic trading and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact NWM Group's reputation or its relationship with its regulators, clients, shareholders or other stakeholders.

NWM Group's operations are inherently exposed to conduct risks, which include business decisions, actions or reward mechanisms that are not responsive to or aligned with NWM Group's regulatory obligations, client needs or do not reflect NWM Group's customer-focused strategy, ineffective product management, unethical or inappropriate use of data, information asymmetry, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, the possibility of mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement. NWM Group's businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to NWM Group. These risks may be exacerbated when most of NWM Group's employees work remotely as a result of the COVID-19 pandemic, which places additional pressure on NWM Group's ability to maintain effective internal controls and governance frameworks.

As part of the NWM Refocusing, NWM Group is seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate NWM Group from future instances of misconduct and no assurance can be given that NWM Group's strategy and control framework will be effective. See also, 'NatWest Group is in the process of implementing its Purpose-led Strategy, which requires changes in NWM Group's business and strategy, and entails material execution, commercial and operational risks for NWM Group'. Any failure in NWM Group's risk management framework could negatively affect NWM Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for its clients, employees and wider stakeholders.

NWM Group's operations are subject to inherent reputational risk.
Reputational risk relates to stakeholder and public perceptions of NWM Group arising from an actual or perceived failure to meet stakeholder expectations, including with respect to the NWM Refocusing and related targets, due to any events, behaviour, action or inaction by NWM Group, its employees or those with whom NWM Group is associated. This includes brand damage, which may be detrimental to NWM Group's business, including its ability to build or sustain business relationships with clients, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect NWM Group's ability to attract and retain clients. In particular, NWM Group's ability to attract and retain clients may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which NWM Group or any other member of NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NWM Group's financial performance, IT systems failures or cyberattacks, data breaches, financial crime, the level of direct and indirect government support for NatWest Group plc, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Modern technologies, in particular online social networks and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

Although NWM Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers and clients, transactions, products and issues, which represent a reputational risk, NWM Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Legal, regulatory and conduct risk
NWM Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NWM Group.
NWM Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks, particularly as EU/EEA and UK laws diverge now that the Brexit transition period has ended. NWM Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focused on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Amongst others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), corporate governance requirements, restrictions on the compensation of senior management and other employees, enhanced data privacy and IT resilience requirements, financial market infrastructure reforms (including enhanced regulations in respect of the provision of 'investment services and activities'), enhanced regulations in respect of the provision of 'investment services and activities', and increased regulatory focus in certain areas, including conduct, consumer protection and disputes regimes, anti-money laundering, anti-corruption, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.

In addition, there is significant oversight by competition authorities of the jurisdictions in which NWM Group operates. The competitive landscape for banks and other financial institutions in the UK, EU/EEA and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas. Competition authorities, including the CMA, are currently also looking at and focusing more on how they can support competition and innovation in digital markets. Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. For example, NWM Group is required to ensure operational continuity in resolution; the steps required to ensure such compliance entail significant costs, and also impose significant operational, legal and execution risk. Material consequences could arise should NWM Group be found to be non-compliant with these regulatory requirements. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NWM Group's ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on NWM Group include, but are not limited to:
●      general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NWM Group operates;
●      rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
●      new or increased regulations relating to customer data and privacy protection as well as IT controls and resilience, including the GDPR and the impact of the recent Court of Justice of the EU (CJEU) decision (known as Schrems II), in which the CJEU ruled that Privacy Shield (an EU/US data transfer mechanism) is now invalid, leading to more onerous due diligence requirements for the Group prior to sending personal data of its EU customers and employees to non-EEA countries, including the UK and the US;
●      the introduction of, and changes to, taxes, levies or fees applicable to NWM Group's operations, such as the imposition of a financial transaction tax, changes in the scope and administration of the Bank Levy, changes in tax rates, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax.

These and other recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. Any of these developments (including any failure to comply with new rules and regulations) could also have a significant impact on NWM Group's authorisations and licences, the products and services that NWM Group may offer, its reputation and the value of its assets, NWM Group's operations or legal entity structure, and the manner in which NWM Group conducts its business. Material consequences could arise should NWM Group be found to be non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NWM Group's ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

In 2019, the PRA published an industry-wide "Dear CEO" letter which confirmed the regulator's ongoing focus on the integrity of regulatory reporting and its intention to ask a selection of UK banks to commission reports from Skilled Persons under section 166 of the Financial Services and Markets Act 2000 to review the governance, controls and processes around the preparation of Common Reporting ('COREP') regulatory returns and to provide reasonable assurance opinions on whether the returns reviewed were properly prepared. NatWest Group was selected to participate in this review. The PRA delayed the start of this review in light of the COVID-19 pandemic and the Skilled Persons are now expected to complete their work in H1 2021.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by NWM Group to comply with such laws, rules and regulations, may adversely affect NWM Group's business, results of operations and outlook. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect NWM Group's ability to engage in effective business, capital and risk management planning.

NWM Group is subject to various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NWM Group.
NWM Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. NWM Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions.

NWM Group is currently involved in a number of significant legal and regulatory actions, including criminal and civil investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust, VAT recovery and various other compliance issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NWM Group's expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter.

NWM Group companies are currently responding to a criminal investigation by the United States Attorney for the District of Connecticut (USAO) and the United States Department of Justice (DoJ) concerning trading by certain NWM Plc former traders involving alleged spoofing, which activity occurred during the term of a non-prosecution agreement (NPA) that NWMSI entered into in connection with secondary trading in various forms of asset-backed securities, under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law. The duration and outcome of this criminal investigation, which may include the extension, modification, or deemed violation of the NPA, remain uncertain. For additional information relating to this and other legal and regulatory proceedings and matters to which NWM Group is currently exposed, see 'Litigation and regulatory matters' of Note 26 to the consolidated accounts on pages 144 to 147 for details of these matters.

Adverse outcomes or resolution of current or future legal or regulatory actions (in particular, any finding of criminal liability by US authorities (including as a result of pleading guilty), as to the alleged spoofing or the conduct underlying the NPA) could have material collateral consequences for NWM Group's business and result in restrictions or limitations on NWM Group's operations. These may include consequences resulting from the need to reapply for various important licenses or obtain waivers to conduct certain existing activities of NWM Group, particularly but not solely in the US, which may take a significant period of time and the results of which are uncertain. Failure to obtain such licenses or waivers could adversely impact NWM Group's business, in particular in the US, including if it results in NWM Group being precluded from carrying out certain activities. This in turn and/or the fines, settlement payments or penalties could adversely impact NWM Group's capital position or its ability to meet regulatory capital adequacy requirements.

Failure to comply with undertakings made by NWM Group to its regulators may result in additional measures or penalties being taken against NWM Group.

NWM Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
UK and international regulators are driving the transition from the use of interbank offer rates (IBORs), including LIBOR, to alternative risk free rates (RFRs). Interest rate benchmark reform is a key priority of the Financial Stability Board, and working groups have been established in a number of jurisdictions to support the transition. Major central banks and regulators, including the FCA, the Bank of England, and the Federal Reserve, have strongly urged market participants to transition to RFRs, given the FCA have indicated that the availability of LIBOR beyond the end of 2021 cannot be guaranteed. NWM Group has a significant exposure to IBORs, and continues to reference it in certain products, primarily derivatives and cash products. NWM Group has started to phase out its use of IBOR in line with the Bank of England transition roadmap, and has embedded appropriate fall-back mechanisms in most new IBOR activities, either through bilateral contract documentation, or under the ISDA fall-backs protocol. NWM, along with many of its major counterparties, has already adhered to the ISDA IBOR fall-backs supplement and protocol, which establishes a clear, industry accepted, contractual process to manage the transition from IBORs to RFRs for derivative products.

NWM Group is actively engaged with customers and industry working groups to manage the risks relating to this exposure, and explore ways to transition IBOR exposures to RFRs to the extent possible. Any economic impacts will be dependent on, inter alia, the establishment of deep and liquid RFR markets, the establishment of clear and consistent market conventions for all replacement products, as well as counterparties' willingness to accept, and transition to, these conventions. Furthermore, certain IBOR obligations may not be able to be changed thus resulting in fundamentally different economic outcomes than originally intended. The uncertainties around the timing and manner of transition to RFRs expose NWM Group, its clients and the financial services industry more widely to risk.

Examples of these risks may include: (i) legal risks relating to documentation for new and the majority of existing transactions (including, but not limited to, changes, lack of changes, or unclear contractual provisions); (ii) financial risks from any changes in valuation of financial instruments linked to impacted IBORs that may impact NWM Group's performance, including its cost of funds, and its risk management related financial models; (iii) pricing, interest rate or settlement risks, such as changes to benchmark rates could impact pricing, interest rate or settlement mechanisms on certain instruments; (iv) operational risks due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (v) conduct and litigation risks arising from communication regarding the potential impact on customers, and engagement with customers during the transition period, or non-acceptance by customers of replacement rates.

It is therefore difficult to determine to what extent the changes will affect the NWM Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature and extent of such potential changes, the take up of alternative reference rates or other reforms including the potential continuation of the publication of LIBOR, may adversely affect financial instruments using LIBOR as benchmarks. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of certain financial instruments and could have an adverse effect on the value of, return on and trading market for, certain financial instruments and on the NWM Group's profitability. There is also the risk of an adverse effect to reported performance arising from the transition rules established by accounting bodies, as the outcome of certain rules (as approved by the IASB) are still dependent on how the actual transition process is implemented.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NWM Group.
In accordance with the accounting policies set out on page 94, NWM Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £62 million as at 31 December 2020. Changes to the treatment of certain deferred tax assets may impact NWM Group's capital position. In addition, NWM Group's interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 February 2021

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary